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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: October 22, 2002	By Christopher A. Montague
Name: Christopher A. Montague
Title: Executive Vice President, General Counsel and Secretary

TD BANK COMPLETES NEW ISSUE OF TD CATS II
THROUGH TD CAPITAL TRUST II

The Toronto-Dominion Bank today announced that TD Capital Trust II, part of the TD Bank Financial Group, has completed the issue of $350 million of TD Capital Trust II Securities — Series 2012 — 1 ("TD CaTS II") intended to constitute Tier 1 capital of the Bank under the guidelines governing Innovative Tier 1 capital issued by the Office of the Superintendent of Financial Institutions (Canada). The TD CaTS II are priced to yield 6.792 per cent annually. The price of each TD CaTS II will be $1,000 and the indicated yield will be paid semi-annually in an amount of $33.96 per TD CaTS II on the last day of June and December.

TD Capital Trust II is an open-end unit trust established under the laws of Ontario. The assets of the Trust are principally comprised of a deposit note issued by the Bank.

The issue is part of the Bank's ongoing and proactive management of its Tier 1 capital structure. The underwriters for the transaction were led by TD Securities.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in over 20 locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more then 4.5 million on-line customers. TD Bank Financial Group had CDN$309.6 billion in assets, as at July 31, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information, please contact:	Peter J. Aust Vice President, Capital Finance (416) 982-8056

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FORM 6-K SIGNATURES
TD BANK COMPLETES NEW ISSUE OF TD CATS II THROUGH TD CAPITAL TRUST II